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                                                                       EXHIBIT 3

                                   DPRC Logo

                                                                   June 30, 1999

To Our Shareholders:

     I am pleased to inform you that on June 23, 1999, Data Processing Resources Corporation ("DPRC") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Compuware Corporation ("Parent") and COMP Acquisition Co., a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of DPRC Common Stock, no par value (the "Shares"), for $24.00 per share, net to the seller in cash. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which, among other things, any and all remaining Shares of DPRC Common Stock, other than Shares purchased by Purchaser, will be converted into the right to receive $24.00 per share in cash, without interest.

     YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF DPRC,
(II) HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (III) UNANIMOUSLY RECOMMENDS THAT DPRC SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Thomas Weisel Partners LLC, DPRC's financial advisor, that the consideration to be received by holders of DPRC Common Stock in the Offer and the Merger is fair to such holders from a financial point of view. A more complete description of the factors considered by the Board of Directors is set forth in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

     A more complete description of the Offer and the Merger are set forth in the accompanying Offer to Purchase dated June 30, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully before making a decision with respect to tendering your Shares in the Offer.

                                          Sincerely,

                                          /s/ MARY ELLEN WEAVER

                                          Mary Ellen Weaver
                                          Chairman of the Board
                                          and Chief Executive Officer

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   Data Processing Resources Corporation  --  18301 Von Karman Avenue, Suite
     600  --  Irvine, CA 92612  --  (949) 553-1102  --  (949) 752-1190 FAX